Exhibit 99.28

Highlander Silver Corp.

EQUITY DISTRIBUTION AGREEMENT

April 10, 2025

BMO Nesbitt Burns Inc.

2300 – 595 Burrard Street

Vancouver, BC V7X 1L7

Canaccord Genuity Corp.

2100 – 40 Temperance Street

Toronto, ON M5H 0B4

Haywood Securities Inc.

700 – 200 Burrard Street

Vancouver, BC V6C 3L6

National Bank Financial Inc.

800 – 130 King Street West

Toronto, ON M5X 1J9

RBC Dominion Securities Inc.

21st & 22nd Floor – 200 Bay Street

Toronto, ON M5J 2W7

Stifel Nicolaus Canada Inc.

3800 – 161 Bay Street Toronto,

ON M5J 2S1

TD Securities Inc.

1700 – 700 West Georgia Street

Vancouver, BC V7Y 1B6

Ventum Financial Corp.

2500 – 733 Seymour Street

Vancouver, BC V6B 0S6

Ladies and Gentlemen:

Highlander Silver Corp., a company incorporated under the BCBCA (the “Company”), confirms its agreement (this “Agreement”) with BMO Nesbitt Burns Inc., Canaccord Genuity Corp., Haywood Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Stifel Nicolaus Canada Inc., TD Securities Inc. and Ventum Financial Corp. (collectively, the “Agents”) to issue and sell common shares of the Company (“Shares”) upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 23 hereof.

1.	Issuance and Sale of Shares

(a)	The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents Shares (the “Placement Shares”) having an aggregate sales price of up to C$25,000,000 (the “Offering”). The Placement Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agents shall agree from time to time. The issuance and sale of the Placement Shares through the Agents will be effected pursuant to the Prospectus filed by the Company.

(b)	The Company’s appointment of the Agents under this Agreement shall be on an exclusive basis during the term of this Agreement, and the Company agrees that, during the term of this Agreement, it will not appoint any other person to act as the Company’s agent with respect to the sale of Shares pursuant to the Offering. Nothing contained herein shall otherwise prohibit or restrict the Company from issuing securities or raising money in any manner other than through the Offering.

2.	Placements

(a)	Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the applicable Agent that the Company has selected such Agent, in its sole discretion, to act as its agent in respect of such Placement by e-mail notice (or such other method mutually agreed to in writing by the Company and the applicable Agent) (a “Placement Notice”) in substantially the form set forth on Schedule 1 hereto, containing the parameters within which the Company desires to sell the Shares, which shall at a minimum include (i) the number of Placement Shares to be sold under the applicable Placement, (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, (iv) any minimum price below which sales may not be made, (v) and the amount of the Placement Fee (as defined below) (including the allocation of the Placement Fee between one or more of the Agents pursuant to Section 2(b)). The Placement Notice shall originate from any one or more of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 2 hereto and shall be addressed to each of the individuals from the applicable Agent set forth on Schedule 2 hereto, as such Schedule 2 may be amended from time to time by giving notice in accordance with Section 15. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the applicable Placement Shares referred to in the Placement Notice have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, (iv) the Company issues a subsequent Placement Notice with parameters superseding those contained in the earlier Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 14. Notwithstanding the foregoing, the Company may not deliver a Placement Notice to an Agent if the Company has delivered a Placement Notice which remains in effect to another Agent, unless the prior Placement Notice in has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement.

(b)	Placement Fee. The amount of compensation to be paid by the Company to the applicable Agent with respect to each Placement for which such Agent acted as sales agent under this Agreement shall be equal to 2.0% of the gross proceeds from such Placement (the “Placement Fee”) as set out in the Placement Notice. The allocation of the Placement Fee between one or more of the Agents for each Placement will be determined by the Company in its sole discretion.

(c)	No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to an applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)	Limitations on Placements. Under no circumstances shall the Company deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales proceeds raised from the Placement Shares sold pursuant to this Agreement would exceed C$25,000,000. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors and notified to the Agents in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time in the applicable Placement Notice.

3.	Sale of Placement Shares by the Agents

(a)	Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice and this Agreement.

(b)	The Agents covenant, severally and not jointly, and the Company acknowledges that any applicable Agent will conduct the sale of Placement Shares in compliance with Applicable Laws including, without limitation, all applicable Canadian Securities Laws, and, if applicable, the rules of the Exchange, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice.

(c)	The applicable Agent will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day, (ii) the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the Exchange or any other “marketplace” (as such term is defined in NI 21-101 in Canada (a “Marketplace”)), and pursuant to any other sales method permitted by Applicable Law and this Agreement to be used by such Agent), (iii) the gross proceeds from the sale of Placement Shares on such day, (iv) the Placement Fees payable by the Company to such Agent (or Agents) with respect to such sales, and (v) the Net Proceeds payable to the Company. To the extent such information has not already been provided by the Agents to the Company, the Agents further covenant and agree, severally and not jointly, to use commercially reasonable efforts to assist the Company with such periodic reporting as may be reasonably requested by the Company in respect of the sale of Placement Shares.

(d)	Subject to the terms and conditions of the Placement Notice, the applicable Agent may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102, including, without limitation, sales made directly on the Exchange or any other Marketplace, provided for greater certainty that no such transactions may be made on any exchange or quotation system outside of Canada.

(e)	If the applicable Agent believes a particular sale contemplated by a Placement Notice will have a significant effect on the market price of the Shares, such Agent will immediately recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(f)	The Agents covenant and agree, severally and not jointly, that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with a distribution of Placement Shares in at “at-the-market” distribution (as defined in NI 44-102) or enter into any transaction that is intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

(g)	Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the applicable Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the applicable Agent will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by such Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell, on behalf of the Company and as agent, such Placement Shares as provided under this Section 3.

4.	Suspension of Sales

(a)	At any time while a Placement Notice is effective, the Company or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has received a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension. The Company and the Agents agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information with respect to the Company or the Shares, the Company and the Agents (provided they have been given prior written notice of such by the Company, which notice the Agents agree to treat confidentially) agree that no sale of Placement Shares will take place. The Company and the Agents agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

(c)	Any notice of suspension provided pursuant to Section 4(a), including the reason for such notice of suspension, will be kept strictly confidential by the Company and the Agents and their respective affiliates and any person acting on their behalf, unless (i) such information is or becomes generally available to the public other than as a result of a disclosure by the Company or the Agents in violation of this Agreement; (ii) the disclosure of such information is expressly permitted, in writing, by the party giving the notice pursuant to Section 4(a); or (iii) the disclosure of such information is required by Applicable Laws (including Canadian Securities Laws) or by order of a Governmental Authority.

5.	Settlement

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day (or such other day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction of the Placement Fee in respect of such Placement Shares.

(b)	Delivery of Placement Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that such Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system or by such other means of delivery as may be mutually agreed upon by the Company and such Agent and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable and transferable Shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company, and (ii) pay to such Agent any Placement Fee, discount, or other compensation to which it would otherwise have been entitled absent such default, provided that the Company shall not be obligated to pay to such Agent any amount specified in (ii) above on any Placement Shares that it is not possible to settle due to due to (i) a suspension or material limitation in trading in securities generally on the Exchange or other Marketplace; (ii) a material disruption in securities settlement or clearance services in Canada; or (iii) a failure by such Agent to comply with its obligations under the terms of this Agreement. The applicable Agent in respect of a Placement Notice covenants and agrees to copy or otherwise include the Company on any correspondence between such Agent and the transfer agent of the Company in connection with or relating to the settlement (electronic or otherwise) of any sale of Placement Shares hereunder.

6.	Prospectus

The Company has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions, the Preliminary Base Prospectus and the Base Prospectus, in respect of an aggregate of up to C$200 million in Shares, debt securities, warrants, subscription receipts and units of the Company (collectively, the “Shelf Securities”), in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the Qualifying Authorities for the Preliminary Base Prospectus, and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Base Prospectus (the “Receipt”). The term “Base Prospectus” means the short form base shelf prospectus of the Company (in the English language only) dated April 10, 2025 relating to the Shelf Securities, as the same may be amended or amended and restated from time to time, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on SEDAR+. As used herein, “Prospectus Supplement” means the most recent prospectus supplement (including any amendment thereto, and in the English language only) to the Base Prospectus relating to the Placement Shares, filed by the Company with the Qualifying Authorities in accordance with Canadian Securities Laws. The Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Base Prospectus.

For purposes of this Agreement, all references to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the filing of any document with the Qualifying Authorities, as applicable, on or after the date of the Base Prospectus, the Prospectus Supplement and the Prospectus, as the case may be, and deemed to be incorporated by reference therein.

All references in this Agreement to financial statements and other information which is “described”, “contained”, “included” or “stated” in the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Prospectus.

7.	Representations and Warranties of the Company

The Company represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties, that as of the date of this Agreement:

(a)	Prospectus.

(i)	The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions, and there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as at the date hereof that have not been made publicly available as required.

(ii)	The delivery to the Agents of the Prospectus shall constitute the representation and warranty of the Company to the Agents that, at the respective dates of initial delivery thereof, the information and statements contained therein, and of any documents incorporated therein by reference (except information and statements relating solely to and provided by the Agents in writing expressly for inclusion therein):

(A)	are true and correct in all material respects;

(B)	constitute full, true and plain disclosure of all material facts relating to (i) the Company and its Material Subsidiary on a consolidated basis and (ii) the Placement Shares;

(C)	contain no misrepresentations; and

(iii)	do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

(b)	No Material Change. Except as disclosed in the Prospectus, since December 31, 2024: (i) there has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) with respect to the Company and its subsidiaries taken as a whole; (ii) there have been no transactions entered into by the Company or any of its subsidiaries which are material with respect to the Company and its subsidiaries taken as a whole, other than those in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(c)	Organization. The Company is a corporation existing under the BCBCA and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is currently carried on, except where the failure to be so registered or licensed would not have a Material Adverse Effect. The Material Subsidiary is a corporation existing under the laws of its jurisdiction of formation or continuance and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is currently carried on, except where the failure to be so registered or licensed would not have a Material Adverse Effect.

(d)	Due Authorization. The Company has the requisite corporate power, authority and capacity to execute and deliver the Prospectus, to enter into this Agreement and to perform its obligations hereunder and each of the Company and the Material Subsidiary has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on and as proposed to be carried on. All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws.

(e)	Capitalization. The Company has authorized share capital consisting of an unlimited number of Shares, of which 104,870,985 Shares are issued and outstanding as of the date hereof. All of the issued and outstanding Shares have been duly and validly authorized and issued, and are fully paid and non-assessable common shares of the Company, and none of the outstanding Shares were issued in violation of the pre-emptive or similar rights of any securityholder of the Company. Other than the Company’s stock options, share units or other securities issued pursuant to the Company’s security-based compensation arrangements, no person has any agreement, option, warrant or other right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, option, warrant or other right or privilege for the purchase from the Company of any unissued securities of the Company, except as disclosed in the Prospectus. The Shares conform in all material respects to the description thereof set forth in the Prospectus.

(f)	Absence of Proceedings. Neither the Company nor the Material Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any Applicable Laws, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it. No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company.

(g)	Issuance of Placement Shares. Prior to delivering a Placement Notice pursuant to Section 2(a) (or at such time as otherwise agreed between the Company and the Agents), the issuance of the Placement Shares set forth in the Placement Notice shall have been duly authorized. When issued, and upon receipt of payment therefor, the Placement Shares shall be validly issued as fully paid and non-assessable Shares, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(h)	Material Subsidiary. All of the issued and outstanding shares or other equity interests in the Material Subsidiary are owned (either directly or indirectly) by the Company, free and clear of all Liens, and have been duly and validly authorized and issued by the Material Subsidiary, and are fully paid and non-assessable shares or other equity interests of the Material Subsidiary. Other than the shares or other equity interests in the subsidiaries of the Company, the Company does not own or have any equity interest, directly or indirectly, in any person, except as disclosed in the Prospectus.

(i)	Incorporated Documents. The Documents Incorporated by Reference in the Prospectus, when they were filed with the Qualifying Authorities, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further Documents Incorporated by Reference in the Prospectus prior to the completion of the distribution of the Placement Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j)	Financial Information. The Financial Statements have been prepared in conformity with IFRS applicable to publicly accountable enterprises applied on a consistent basis throughout the periods involved and present fairly in all material respects the consolidated financial position, income / (loss) and comprehensive income / (loss), cash flows and changes in equity of the Company as at the dates of and for the periods referred to in such statements. Neither the Company nor the Material Subsidiary has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except: (i) as disclosed in the Prospectus; or (ii) as incurred in the ordinary course of business by the Company or the Material Subsidiary, as the case may be, and which do not have a Material Adverse Effect.

(k)	Disclosure Controls. The Company maintains “disclosure controls and procedures” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that comply with the requirements of Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others within the Company. Such disclosure controls and procedures are effective and the Company is not aware of any material weaknesses therein.

(l)	Related Party Transactions. Except as disclosed in the Prospectus, no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, the Company or the Material Subsidiary has had any interest, direct or indirect, in any material transaction or arrangement with or will be a party to a material contract with, or has any indebtedness, liability or obligation to, the Company or the Material Subsidiary, except for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company or any of its subsidiaries.

(m)	No Conflicts. Neither the Company or the Material Subsidiary is in material breach or violation of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Company or the Material Subsidiary, as the case may be, or any resolution of the directors or shareholders of the Company or the Material Subsidiary, as the case may be, or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Company or the Material Subsidiary, as the case may be, and will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Company or the Material Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties or assets.

(n)	No Consents Required. No approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement, except as required by Canadian Securities Laws in the Qualifying Jurisdictions with regard to the distribution of the Placement Shares, if any, in the Qualifying Jurisdictions. There are no third party consents required to be obtained in order for the Company to complete the distribution of Placement Shares, if any, as contemplated by this Agreement except such as have been obtained or will be obtained under Canadian Securities Laws.

(o)	Change in Laws. Neither the Company nor the Material Subsidiary is aware of any pending change or contemplated change to any Applicable Law or regulation or governmental position that would have a Material Adverse Effect.

(p)	Authorization; Enforceability. This Agreement and the performance of the Company’s obligations hereunder have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are required to authorize this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by Applicable Law.

(q)	Voting or Control Agreements. There are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company or its subsidiaries, the nomination of directors to the board of the Company or the operations or affairs of the Company or the Material Subsidiary.

(r)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Prospectus or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(s)	No Orders. To the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order: (i) requiring trading in any of the Company’s securities to cease; or (ii) preventing the distribution of Shares in any Qualifying Jurisdiction, the United States or any other jurisdiction outside of Canada and the United States, nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated.

(t)	Transfer Agent. Endeavor Trust Corporation, at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Shares.

(u)	No Litigation. There is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Company’s knowledge, threatened (and the Company does not know of any basis therefor) against, or involving the assets, properties or business of, the Company or the Material Subsidiary, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the Company’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments.

(v)	Exchange Listing. The issued and outstanding Shares are listed and posted for trading on the CSE under the symbol “HSLV” and the Company has taken no action designed to delist the Shares from the CSE, other than as disclosed in the Prospectus, nor has the Company received any notification that the Qualifying Authorities or the CSE is contemplating terminating such registration or listing. The Company has complied in all material respects with the applicable requirements of the Exchange for maintenance of listing of the Shares thereon. The Company has received conditional approval of the TSX for the listing of its issued and outstanding Shares on the TSX under the symbol “HSLV”. For so long as the Shares are listed on the Exchange, the Placement Shares will be listed and posted for trading on the Exchange upon the Company complying with the conditions imposed by the Exchange.

(w)	Independent Auditor. The Auditor is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and there has not been any reportable event (within the meaning of NI 51-102) with such firm or any other prior auditor of the Company or any of its subsidiaries.

(x)	Audit Committee. The Company’s audit committee’s responsibilities and composition comply with NI 52-110.

(y)	Taxes.

(i)	All tax returns required to be filed by the Company and the Material Subsidiary on or prior to the date hereof have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto, have been paid when due, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided, and neither the Company nor the Material Subsidiary is party to any agreement, waiver or arrangement with any taxing authority, which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment thereof.

(ii)	There is no tax deficiency which has been asserted in writing by any Governmental Authority against the Company or the Material Subsidiary which would have a Material Adverse Effect, and all material tax liabilities are adequately provided for in accordance with IFRS within the Financial Statements of the Company for all periods up to December 31, 2024.

(iii)	There are no assessments or investigations in progress, pending or, to the knowledge of the Company, threatened against the Company by any Governmental Authority in respect of taxes.

(iv)	There are no Liens for taxes upon the assets of the Company, other than Liens for taxes that are not yet due or are not in arrears.

(z)	Proposed Acquisition or Disposition. Except for discussions or negotiations in the ordinary course of business, neither the Company nor the Material Subsidiary is currently party to any agreement in respect of: (i) the purchase of any material assets or property, or any interest therein, or the sale, transfer or other disposition of any material assets or property, or any interest therein, currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets of the Company or otherwise).

(aa)	No Violation. Each of the Company and the Material Subsidiary has conducted and is conducting its business in compliance in all material respects with all Applicable Laws, rules and regulations of each jurisdiction in which it currently carries on business and neither the Company nor the Material Subsidiary has received any notice of any alleged violation of any such laws, rules and regulations.

(bb)	Governmental Licences. Each of the Company and the Material Subsidiary possess such permits, licences, approvals, consents and other authorizations (collectively, “Governmental Licences”) issued by Governmental Authorities necessary to conduct its business as now operated by it, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect and all such Governmental Licences are valid and existing and in good standing in all material respects. Each of the Company and the Material Subsidiary is in compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)	Employment Matters.

(i)	Each of the Company and the Material Subsidiary is in compliance, in all material respects, with the provisions of all applicable federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(ii)	No collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or the Material Subsidiary that would have a Material Adverse Effect, and, to the knowledge of the Company, none has occurred during the past year.

(iii)	No union has been accredited or otherwise designated to represent any employees of the Company or any of its subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or the Material Subsidiary and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or the Material Subsidiary’s facilities and none is currently being negotiated by the Company or the Material Subsidiary.

(dd)	Leases. Neither the Company nor the Material Subsidiary is in default or breach, in any material respect, of any material real property lease, and neither the Company nor the Material Subsidiary has received any notice or other communication from the owner or manager of any real property leased by the Company or the Material Subsidiary that the Company or the Material Subsidiary is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened.

(ee)	Insurance. The Company maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets; and neither the Company nor the Material Subsidiary is in default in any material respect as to the payment of premiums or otherwise, under the terms of any such policy.

(ff)	Personal Property. Each of the Company and the Material Subsidiary has good and marketable title to all of its material assets and property and, except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Company or the Material Subsidiary that would have a Material Adverse Effect.

(gg)	Environmental Laws.

(i)	Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company nor the Material Subsidiary is in violation of any Environmental Laws; and (ii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or the Material Subsidiary, and there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings.

(ii)	The Company and the Material Subsidiary have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under the Environmental Laws (the “Required Permits”) required for the operation of the Company’s or the Material Subsidiary’s business as currently operated by them, except where the absence of any Required Permit would not have a Material Adverse Effect and, to the Company’s knowledge, each Required Permit is valid, subsisting and in good standing and the holders of the Required Permits are not in material default or breach thereof and no proceeding is pending or to the knowledge of the Company threatened to revoke or limit any Required Permit except where such breach or default would not have a Material Adverse Effect.

(iii)	Neither the Company nor the Material Subsidiary has used, except in compliance with all Environmental Laws or except to the extent that the consequences would not have a Material Adverse Effect, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials or Conditions.

(iv)	There are no ongoing environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiary, except for audits, evaluations, assessments, studies or tests conducted by or on behalf of the Company or the Material Subsidiary or Governmental Authorities in the ordinary course.

(v)	Neither the Company nor the Material Subsidiary has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Material Subsidiary has settled any allegation of non-compliance short of prosecution except where such non-compliance or settlement would not have a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiary nor has the Company or the Material Subsidiary received notice of any of the same, except in each case, orders or directions which would not have a Material Adverse Effect.

(vi)	Neither the Company nor the Material Subsidiary has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws except where such action would not have a Material Adverse Effect. Neither the Company nor the Material Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites, except where such action would not have a Material Adverse Effect.

(hh)	San Luis Project.

(i)	The San Luis Project is the only material mineral property of the Company.

(ii)	The Company or any of its subsidiaries holds the mineral rights (31 mining concessions and 1 mining claim) making up San Luis Project (the “Mineral Title”) recognized in the jurisdiction in which the San Luis Project is located, granting the Company or its subsidiaries with the exclusive right to explore for, develop, extract, and exploit the minerals located within the area of such Mineral Title. All of the mineral rights making up San Luis Project are currently in good standing. In addition, the Company or any of its subsidiaries has all necessary access rights granting the Company or any of its subsidiaries the rights and ability to conduct its currently planned exploration program at the San Luis Project.

(iii)	All payments required to maintain the Mineral Title in good standing have been timely made by the Company or its subsidiaries, and the Company and each of its subsidiaries has complied in all material respects with all Applicable Laws required to maintain its Mineral Title in good standing except in respect of Mineral Title that the Company or a subsidiary intends to abandon or relinquish.

(iv)	Neither the Company nor the Material Subsidiary has received written or oral notice of the termination, cancellation, or declaration of invalidity or unenforceability by any person of any Mineral Title, or has become aware of any intention on the part of, nor has there been any announcement by, any person to terminate, cancel, declare invalid or unenforceable or revoke any or Mineral Title.

(v)	The San Luis Project (or any interest in, or right to earn an interest in, the San Luis Project) or other assets of the Company or the Material Subsidiary is not subject to any right of first refusal or purchase or acquisition right.

(vi)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company or the Material Subsidiary has received notice or of which any of them has knowledge against the Mineral Title of the Company or the Material Subsidiary or any part thereof.

(ii)	Exploration and Development Activities. To the knowledge of the Company, after due inquiry, all mineral exploration activities on the San Luis Project have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws have been duly complied.

(jj)	Indigenous Claims. To the knowledge of the Company, after due inquiry, there are no material claims with respect to native or indigenous rights currently or pending or, except as disclosed to the Agents in writing, threatened with respect to any of the properties of the Company or the Material Subsidiary.

(kk)	NI 43-101 Compliance.

(i)	The Company is currently in compliance in all material respects with the provisions of NI 43-101.

(ii)	All information relating to the San Luis Project disclosed by the Company in the Prospectus has been disclosed in compliance in all material respects with Canadian Securities Laws.

(iii)	All material information relating to the San Luis Project has been disclosed on SEDAR+ by the Company or the previous owner of the San Luis Project.

(iv)	The Company made available to the author thereof prior to the issuance of the Technical Report filed by the Company on SEDAR+, for the purpose of preparing the Technical Report, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available.

(v)	The Technical Report complies in all material respects with the requirements of NI 43-101 as at the date of the Technical Report.

(vi)	All scientific and technical information (within the meaning of NI 43-101) disclosed in the Prospectus: (A) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (B) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (C) was true, complete and accurate in all material respects at the time of filing.

(ll)	Material Indebtedness. Neither the Company or the Material Subsidiary has outstanding any debentures, notes, mortgages, or other indebtedness that is material to the Company and its subsidiaries taken as a whole.

(mm)	Minute Books. The minute books and corporate records of the Company and its subsidiaries made available to Blake, Cassels & Graydon LLP, counsel to the Agents, in connection with the Agents’ due diligence investigations are complete and accurate in all material respects.

(nn)	Operations. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which they are subject (collectively, “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its subsidiaries with respect to Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(oo)	Sanctions. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent (acting on behalf of the Company), employee or affiliate of the Company or any of its subsidiaries is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the offering of Placement Shares, or lend, contribute or otherwise make available such proceeds to any of its subsidiaries, joint venture partners or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent (acting on behalf of the Company), employee or affiliate of the Company or any of its subsidiaries is located, organized or resident in a country or territory that is the subject of Sanctions.

(pp)	Anti-Corruption Laws. None of the Company, any of its subsidiaries or any director or officer of the Company or any of its subsidiaries or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(qq)	No Stabilization. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, any action which constitutes stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(rr)	Fees. Other than as contemplated hereby, there is no person acting at the request of the Company who is entitled to any commission, finder’s fee, advisory fee, underwriting fee or agency fee in connection with or as a result of the sale of the Placement Shares.

(ss)	Reporting Issuer and Exchange Status. The Company is a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under Canadian Securities Laws in the Qualifying Jurisdictions and is in compliance, in all material respects, with the by-laws, rules, policies and regulations of the Exchange. The Company has not filed any confidential material change report which remains confidential as of the date hereof.

(tt)	Forward-Looking Information. With respect to forward-looking information (within the meaning of Section 1(1) of the Securities Act (Ontario)) contained in or incorporated by reference in the Prospectus:

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information;

(iii)	all future-oriented financial information and each financial outlook: (A) presents fairly and correctly in all material respects the information contained therein; and (B) is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and

(iv)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(uu)	Filings. The Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed under Canadian Securities Laws or the rules, regulations and policies of the Exchange.

(vv)	Off-Balance Sheet Arrangements. Except as disclosed in the Prospectus, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect on the Company.

(ww)	Purchases by the Agents. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, but are not required to, to the extent permitted under Canadian Securities Laws and this Agreement, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

8.	Covenants of the Company.

The Company covenants and agrees with the Agents that:

(a)	Prospectus Amendments. After the date of this Agreement and until the earlier of the completion and settlement of the sales of Placement Shares contemplated hereunder or the termination of this Agreement in accordance with the terms and conditions contained herein (the “Distribution Period”), the Company will: (i) notify the Agents promptly of the time when any subsequent amendment to the Base Prospectus has been filed with any Qualifying Authority and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the Prospectus has been filed (each, an “Amendment Date”) and of any request by any Qualifying Authority for any amendment or supplement to the Prospectus or for additional information; (ii) file promptly all other material required to be filed by it with the Qualifying Authorities; (iii) submit to the Agents a copy of any amendment or supplement to the Prospectus (other than a copy of any documents incorporated by reference into the Prospectus) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectus (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Prospectus if such documents are accessible from SEDAR+), and the Company will cause each amendment or supplement to the Prospectus to be filed with the Qualifying Authorities as required pursuant to Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. During the Distribution Period, the Company will comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, as appropriate and as from time to time in force, and will file on or before their respective due dates all reports required to be filed by it with the Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during the Distribution Period any event occurs as a result of which the Prospectus as then amended or supplemented, if applicable, would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, unless the Company has disseminated a Designated News Release for the purposes of the Prospectus disclosing such material fact, or if during such period it is necessary to amend or supplement the Prospectus to comply with Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Placement Shares during such period in accordance with Section 4 and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Prospectus to comply with Canadian Securities Laws, the Company will promptly prepare and file with the Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectus comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Prospectus. During the Distribution Period, if requested by the Agents, the Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Prospectus that are filed with the Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered by the Qualifying Authorities (including all documents filed with the Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+.

(e)	Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement and Canadian Securities Laws.

(f)	Material Non-Public Information. The Company covenants that it will not issue a Placement Notice to an applicable Agent in accordance with Section 2 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(g)	Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses relating to the following matters: (i) the preparation and filing of the Prospectus and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants, consultants, translators and other advisors and experts, (iv) the reasonable and documented fees and disbursements of counsel to the Agents in connection with this Agreement and the Prospectus and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the Exchange, and (viii) the filing fees and expenses related to the Qualifying Authorities. All fees and expenses are to be paid in the currency in which such fees and expenses were incurred. The fees of counsel to the Agents pursuant to subsection (iv) above shall not exceed (A) $75,000 (exclusive of taxes and disbursements) plus (B) an additional $10,000 (exclusive of taxes and disbursements) per any fiscal quarter in which a subsequent Representation Date Certificate is delivered hereunder.

(h)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus.

(i)	Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to an applicable Agent to sell Placement Shares, advise such Agent promptly after it has received notice or obtained knowledge of any information or fact that would alter or affect in any material respect any representation, opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(j)	Due Diligence Cooperation. The Company will reasonably cooperate with any reasonable due diligence review conducted by the Agents or their counsel, including, without limitation, providing information and making available documents and the Company’s senior corporate officers, and, upon reasonable request, representatives of the Company’s auditors and qualified persons as the Agents or their counsel may reasonably request; provided, however, that the Company shall be required to make available such senior corporate officers only (i) by telephone, video-conference or at the Company’s principal offices and (ii) during the Company’s ordinary business hours. In connection with a Representation Date unless delivery of the Representation Date Certificate is waived in accordance with Section 8(m), the Company will, at the reasonable request of the Agents, make available senior corporate officers, representatives of the Company’s auditors, and, to the extent that there is a new technical report that supersedes or renders no longer current the Technical Report, qualified persons for a “bring-down” due diligence session.

(k)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement (except only to the extent that any such representation or warranty is, by its express terms, limited to a specific date), or with respect to any such representation made or deemed to be made after the date hereof, as otherwise updated, qualified or clarified and expressly disclosed in the Prospectus, a Placement Notice or the Representation Date Certificate contemplated in Section 8(m).

(l)	Required Filings Relating to Placement of Placement Shares. The Company shall comply with the reporting requirements set forth in Section 9.4 of NI 44-102 with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the Exchange, the Company will provide the Exchange with all information it requires with respect to the Offering within the timelines prescribed by the Exchange.

(m)	Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files a Prospectus relating to the Placement Shares or amends or supplements a Prospectus relating to the Placement Shares by means of an amendment or supplement (but not by means of the incorporation of document(s) by reference to the Prospectus relating to the Placement Shares); (ii) files or amends an annual information form or annual financial statements; (iii) files or amends interim financial statements; or (iv) at any other time reasonably requested by the Agents (each date of filing shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A-1 (a “Representation Date Certificate”) within three (3) Trading Days of any Representation Date. The requirement to provide a Representation Date Certificate under this Section 8(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a Representation Date Certificate under this Section 8(m), then at least two (2) Trading Days prior to the delivery by the Company to an applicable Agent of a Placement Notice, the Company shall provide the Agents with the Representation Date Certificate, dated the date of the Placement Notice.

(n)	Legal Opinions. Upon execution of this Agreement and (i) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver the certificate in the form attached hereto as Exhibit A-1 and for which no waiver is applicable and (ii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Company will furnish or cause to be furnished to the Agents and to the counsel to the Agents:

(i)	the written legal opinion of Company Counsel, as Canadian legal counsel for the Company (or such other counsel, including tax counsel as to all Tax Act matters and local counsel as to matters involving the application of laws of jurisdictions other than those jurisdictions for which Company Counsel is qualified to practice law, as determined by the Company), such opinion letter to be substantially similar to the form attached hereto as Exhibit B-1, modified as necessary to relate to the Prospectus as then amended or supplemented;

(ii)	a legal opinion from legal counsel to the Company acceptable to the Agents, regarding the Material Subsidiary, in form and substance satisfactory to the Agents and their counsel, acting reasonably, pertaining to:

(A)	the valid existence of the Material Subsidiary under its jurisdiction of incorporation;

(B)	the requisite corporate or company power and capacity of the Material Subsidiary to own and lease its property and assets and to conduct its businesses as described in the Prospectus; and

(C)	the authorized and issued share capital or membership interests of the Material Subsidiary and to the ownership thereof,

provided that (x) in lieu any of such opinion, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance) and (y) such opinion regarding the Material Subsidiary will not be required in respect of Representation Dates where the Representation Date does not relate to a Prospectus filing and where the Representation Date Certificate provided under Section 8(m) has confirmed that there has been no change to the ownership structure of the Material Subsidiary since the last Representation Date. Notwithstanding any other provision hereof, the requirement to provide opinions under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then at least two (2) Trading Days prior to the delivery by the Company to an applicable Agent of a Placement Notice, the Company shall provide the Agents with the opinions under this Section 8(n).

(o)	Title Opinion. Upon execution of this Agreement and within five (5) Trading Days of (i) each Amendment Date, (ii) the date on which the Company files an NI 43-101 technical report, (iii) any material change to the ownership or title of the Company to the San Luis Project; or (iv) the determination by the Company that any property in addition to the San Luis Project is material to the Company, the Company shall furnish or cause to be furnished to the Agents a title opinion or report or other evidence of title acceptable to the Agents in respect of the San Luis Project (or such other material property).

(p)	Comfort Letters. Upon execution of this Agreement and (i) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver the Representation Date Certificate and for which no waiver is applicable and (ii) concurrently with the delivery of a Representation Date Certificate pursuant to the last sentence of Section 8(m), the Company shall cause the Auditor to furnish to the Agents a letter (each, a “Comfort Letter”) addressed to the Agents dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries, as applicable, contained in the Prospectus or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two (2) Business Days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of the Company incorporated by reference in the Prospectus and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws (the first such letter in each case, the “Initial Comfort Letter”), and (C) if applicable, updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectus, as amended and supplemented to the date of such letter. Notwithstanding any other provision hereof, the requirement to provide comfort letters under this Section 8(p) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, at least two (2) Trading Days prior to the delivery by the Company to an applicable Agent of a Placement Notice, the Company shall provide the Agents with the comfort letters under this Section 8(p).

(q)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)	No Offer to Sell. Neither the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(s)	Sale of Placement Shares in the United States. The Company will not engage in, and not permit any of its affiliates or any person acting on its behalf to engage in, any Directed Selling Efforts or in any form of General Solicitation or General Advertising in the United States with respect to the Placement Shares.

(t)	Listing of Placement Shares. The Placement Shares shall have either (i) been approved for listing, subject to notice of issuance, on the Exchange, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Exchange at or prior to the issuance of the Placement Notice.

9.	Reporting Relating to Placement of Placement Shares

The applicable Agent will use its commercially reasonable efforts to deliver to the Company, for each month during which Placement Shares are sold through such Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its reporting requirements under Canadian Securities Laws or any applicable requirements of the Exchange or any other Marketplace, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its reporting requirements under Canadian Securities Laws or any applicable requirements of the Exchange or any other Marketplace. Unless Canadian Securities Laws, the applicable requirements of the Exchange or such other Marketplace otherwise require, the Company and Agents agree that an Agent’s report referred to in this Section 9 shall state the aggregate number of Placement Shares issued on all Settlement Dates occurring during the month together with such information as specified in Section 3 on an aggregate monthly basis.

10.	Additional Representations and Covenants of the Company and the Agents

Neither the Company nor the Agents have distributed or, during the term of this Agreement, will distribute any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Prospectus, provided further that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

11.	Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Prospectus Supplement. The Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement, and all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Qualifying Authorities or any other Governmental Authority during the period of effectiveness of the Prospectus, the response to which would require any amendments or supplements to the Prospectus; (ii) the issuance by the Qualifying Authorities or any other Governmental Authority of any stop order suspending the effectiveness of the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectus or documents so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that an amendment to the Prospectus would be appropriate.

(c)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Company’s reports filed with the Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(d)	Certificate. The Agents shall have received the Representation Date Certificate required to be delivered pursuant to Section 8(m) on or before the date on which delivery of such Representation Date Certificate is required pursuant to Section 8(m).

(e)	Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(n) on or before the date on which such delivery of such opinions are required pursuant to Section 8(n). It is understood that Company Counsel (or such other counsel, including tax counsel as to all Tax Act matters and local counsel as to matters involving the application of laws of jurisdictions other than those jurisdictions for which Company Counsel is qualified to practice law, as determined by the Company) may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)	Title Opinions. The Agents shall have received the opinions to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions is required pursuant to Section 8(o).

(g)	Comfort Letters. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the Exchange, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Exchange at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i)	Other Materials. On each date on which the Company is required to deliver a Representation Date Certificate pursuant to Section 8(m), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)	Securities Filings Made. All filings required by the Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Canadian Securities Laws.

12.	Indemnification and Contribution

(a)	The Company shall indemnify and hold harmless each of the Agents and the Agents’ respective affiliates, subsidiaries, directors, officers, and employees and each person who controls any Agent or any of the Agents’ respective affiliates or subsidiaries within the meaning of Canadian Securities Laws (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profits), costs, damages and expenses (including, without limitation, any reasonable and documented legal or other fees and expenses incurred by them in connection with investigating, defending, settling or satisfying any such liability, claim, demand or loss) in any way caused by or arising directly or indirectly from or in consequence of: (i) any information or statement (except for the Agents’ Information) in the Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation, or any omission or alleged omission to state therein any fact or information (except for the Agents’ Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (ii) any untrue statement or alleged untrue statement of a material fact in the Prospectus or any amendment thereto, or any omission or alleged omission of a material fact (except for the Agents’ Information) required to be stated or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or false; (iii) the Company not complying with any requirement of applicable Canadian Securities Laws in connection with the transactions contemplated herein; or (iv) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (i) or (iii) above (for greater certainty, excluding any order, inquiry, investigation or proceeding based solely on the activities of the Agents) which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada, except that if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that the liability, claim, demand, loss, cost, damage or expense caused primarily by the negligence, fraud or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party will promptly reimburse the Company any funds advanced to the Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense and the indemnity provided for in this Section 12 shall cease to apply to such Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or expense.

Each Agent agrees, severally and not jointly, to indemnify and hold harmless each of the Company and its directors, officers, employees and agents and each person who controls the Company within the meaning of Canadian Securities Laws, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by (i) any untrue statement or alleged untrue statement of a material fact relating solely to an Agent that has been provided in writing to the Company by or on behalf of such Agent specifically for inclusion in and contained in the Prospectus (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto) or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading made solely in reliance on facts or information relating solely to an Agent or any of them that has been provided in writing to the Company by or on behalf of such Agent specifically for inclusion therein.

The Company acknowledges that the name of the Agents set forth on the cover page and the certificate of the Agents in the Prospectus constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectus (collectively, the “Agents’ Information”).

(b)	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12(a) hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agents on the other hand from the distribution of the Placement Shares, but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 12(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of Placement Shares received by the Company is to the Placement Fee received by the Agents. The relative fault of the Company on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 12(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12(a) hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12(b) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12(b).

Notwithstanding the provisions of this Section 12(b), no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(c)	If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the indemnifying party (the “Indemnifying Party”) and the Agents of the nature of such claim (provided that any failure to so notify the Indemnifying Party promptly shall relieve the Indemnifying Party of liability under this Section 12 only to the extent that such failure prejudices the Indemnifying Party’s ability to defend such claim or results in any material increase in the liability of the Indemnifying Party under this indemnity), and the Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required), at its own expense, to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld). An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the Indemnifying Party; (iii) the Indemnified Party has reasonably concluded, based on advice of counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Company which makes representation by the same counsel inappropriate, or (iv) a conflict exists, based on advice of counsel to the Indemnified Party (and in the case of (iii) and (iv), if such Indemnified Party notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). No Indemnifying Party or Indemnified Party shall, without the prior written consent of each Agent or the Company, as applicable (which consent may not be unreasonably withheld or delayed), settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 12 (whether or not any Indemnified Party or Indemnifying Party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each Indemnified Party or Indemnifying Party, as applicable, in form and substance reasonably satisfactory to such Indemnified Party or Indemnifying Party, as applicable, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party or Indemnifying Party, as applicable. It is the intention of the Company to constitute each Agent as trustee, for such Agent’s directors, officers, shareholders, agents and employees, and each person who controls such Agent of the covenants of the Company under Sections 12(a) and 12(b) hereof with respect to such Agent’s directors, officers, agents and employees, and each person who controls such Agent, and each Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Company by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Party or other representative of any Agent shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Company by the Agents, the Company agrees to pay such Agent the reasonable costs (including an amount to reimburse such Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(d)	The rights provided in this Section 12 shall be in addition to and not in derogation of any other right which the Agents may have by statute or otherwise at law.

13.	Representations and Warranties to Survive Delivery

All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, their respective affiliates, directors, officers, shareholders, agents and employees and any controlling persons, (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

14.	Termination

(a)	The Company shall have the right to terminate this Agreement by giving three (3) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(g), 12, 13, 14(d), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(b)	Any Agent shall have the right to terminate its obligations under this Agreement solely with respect to such Agent by giving three (3) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(g), 12, 13, 14(d), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)	Unless previously terminated pursuant to this Section 14, this Agreement shall automatically terminate upon the earlier of (i) the Receipt issued for the Base Prospectus ceasing to be effective in accordance with Canadian Securities Laws; and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Sections 8(g), 12, 13, 14(d), 16, 19 and 20 shall remain in full force and effect.

(d)	This Agreement shall remain in full force and effect until the earliest to occur of (i) termination pursuant to Sections 14(a), 14(b) or 14(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Sections 8(g), 12, 13, 14(d), 16, 19 and 20 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Company terminates this Agreement, as permitted under Section 14(a), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise, to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

15.	Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

BMO Nesbitt Burns Inc.

2300 – 595 Burrard Street

Vancouver, BC V7X 1L7

Attention:	Carter Hohmann
Email:	[Redacted – Personal Information]

and to:

Canaccord Genuity Corp. 2100 – 40 Temperance Street Toronto, ON M5H 0B4

Attention:	Matt Reimer
Email:	[Redacted – Personal Information]

and to:

Haywood Securities Inc. 700 – 200 Burrard Street Vancouver, BC V6C 3L6

Attention:	Kevin Campbell
Email:	[Redacted – Personal Information]

and to:

National Bank Financial Inc. 800 – 130 King Street West Toronto, ON M5X 1J9

Attention:	Elian Terner
Email:	[Redacted – Personal Information]

and to:

RBC Dominion Securities Inc. 21st & 22nd Floor – 200 Bay Street Toronto, ON M5J 2W7

Attention:	Phil Wilkinson
Email:	[Redacted – Personal Information]

and to:

Stifel Nicolaus Canada Inc. 3800 – 161 Bay Street Toronto, ON M5J 2S1

Attention:	Reid Obradovich
Email:	[Redacted – Personal Information]

and to:

TD Securities Inc. 1700 – 700 West Georgia Street Vancouver, BC V7Y 1B6

Attention:	Dorian Cochran
Email:	[Redacted – Personal Information]

and to:

Ventum Financial Corp. 2500 – 733 Seymour Street Vancouver, BC V6B 0S6

Attention:	Tim Graham
Email:	[Redacted – Personal Information]

with a copy (not to constitute notice) to: Blake, Cassels & Graydon LLP 1133 Melville Street, Suite 3500 Vancouver, BC V6E 4E5

Attention:	Jamie Kariya
Email:	[Redacted – Personal Information]

or if sent to the Company, shall be delivered to: Highlander Silver Corp. 2500 – 100 King Street W., P.O. Box #267 Toronto, ON M5X 1A9

Attention:	Purni Parikh, Senior Vice President Corporate Affairs
Email:	[Redacted – Personal Information]

with a copy (not to constitute notice) to: Borden Ladner Gervais LLP 200 Burrard Street, Suite 1200 Vancouver, BC V7X 1T2

Attention:	Graeme D. Martindale
Email:	[Redacted – Personal Information]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m. (Toronto time), on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the Exchange is open for business.

16.	Consent to Jurisdiction

Each of the parties irrevocably (i) agrees that any legal suit, action or proceeding against it by the other party or by any person who controls the other party arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any court of the Province of British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The provisions of this Section 16 shall survive any termination of this Agreement, in whole or in part.

17.	Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and permitted assigns, and with respect to rights of indemnity and contribution as provided in Section 12 hereof, the Indemnified Parties contemplated therein. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

18.	Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

19.	Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

20.	Applicable Laws

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without having regard to the principles of conflict of laws. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

21.	Waiver of Jury Trial

The Company and each of the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

22.	Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

23.	Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Agents’ Information” has the meaning given thereto in Section 12(a) hereof;

(b)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(c)	“Anti-Money Laundering Laws” has the meaning given thereto in Section 7(nn) hereof;

(d)	“Applicable Laws” means, in relation to any person or persons, the Canadian Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(e)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(f)	“Auditor” means Davidson & Company LLP, or any other auditor of the Company from time to time;

(g)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(h)	“Base Prospectus” has the meaning given thereto in Section 6 hereof;

(i)	“BCBCA” means the Business Corporations Act (British Columbia);

(j)	“Canadian Securities Laws” means the Securities Act (Ontario), the equivalent legislation in each of the other Qualifying Jurisdictions and applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Authorities in each of the Qualifying Jurisdictions;

(k)	“Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(l)	“Company Counsel” means the law firm of Borden Ladner Gervais LLP, counsel for the Company;

(m)	“CSE” means the Canadian Securities Exchange;

(n)	“Designated News Release” has the meaning given thereto in Section 6 hereof;

(o)	“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S and, without limiting the foregoing, but for greater clarity, means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Placement Shares and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Placement Shares;

(p)	“Distribution Period” has the meaning given thereto in Section 8(a);

(q)	“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, technical reports, marketing document and other documents that are or are required by Canadian Securities Laws to be incorporated by reference into the Prospectus, as applicable;

(r)	“Environmental Laws” means any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, licence, authorization or other binding requirement, or common law, relating to health and safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials or Conditions, and “Hazardous Materials or Conditions” means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws;

(s)	“Exchange” means the Canadian stock exchange on which the Shares are listed at any given time, being the CSE or the TSX, as applicable;

(t)	“Financial Statements” means the audited annual consolidated financial statements of the Company as at and for the years ended September 30, 2024 and 2023, together with the notes thereto and the auditors’ report thereon, and the condensed interim financial statements for the three months ended December 31, 2024;

(u)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisement, article, notice or other communications published in any newspaper, magazine or similar media or broadcast over the internet, radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(v)	“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(w)	“Governmental Licences” has the meaning given thereto in Section 7(bb) hereof;

(x)	“IFRS” means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(y)	“Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 12(a) hereof;

(z)	“Indemnifying Party” has the meaning given thereto in Section 12(c) hereof;

(aa)	“Initial Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(bb)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(cc)	“Marketplace” has the meaning given thereto in Section 3(c) hereof;

(dd)	“Material Adverse Effect” means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, assets, liabilities (contingent or otherwise) of the Company;

(ee)	“Material Subsidiary” means Reliant Ventures S.A.C. (Peru);

(ff)	“Mineral Title” has the meaning given thereto in Section 7(hh)(ii) hereof;

(gg)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(hh)	“NI 21-101” means National Instrument 21-101 – Marketplace Operation;

(ii)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(jj)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(kk)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(ll)	“Offering” has the meaning given thereto in Section 1 hereof;

(mm)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(nn)	“Placement Fee” has the meaning given thereto in Section 2(b) hereof;

(oo)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(pp)	“Placement Shares” has the meaning given thereto in Section 1(a) hereof;

(qq)	“Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Company filed with the Qualifying Authorities, dated March 14, 2025;

(rr)	“Prospectus” means the Prospectus Supplement (and any additional prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Canadian Securities Laws) together with the Base Prospectus;

(ss)	“Prospectus Amendment” means any amendment to the Base Prospectus;

(tt)	“Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(uu)	“Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(vv)	“Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(ww)	“Receipt” has the meaning given thereto in Section 6 hereof;

(xx)	“Regulation D” means Regulation D under the U.S. Securities Act;

(yy)	“Regulation S” means Regulation S under the U.S. Securities Act;

(zz)	“Representation Date” has the meaning given thereto in Section 8(m) hereof;

(aaa)	“Representation Date Certificate” has the meaning given thereto in Section 8(m) hereof;

(bbb)	“Required Permits” has the meaning given thereto in Section 7(gg)(ii) hereof;

(ccc)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(ddd)	“San Luis Project” means the Company’s San Luis mine project in the Ancash Department, Peru;

(eee)	“Sanctions” has the meaning given thereto in Section 7(oo) hereof;

(fff)	“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

(ggg)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(hhh)	“Shares” has the meaning given thereto in the preamble hereof;

(iii)	“Shelf Procedures” means NI 44-101 and NI 44-102;

(jjj)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(kkk)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

(lll)	“Technical Report” means the technical report prepared in accordance with NI 43-101 and titled “Technical Report on the San Luis Property, District of Shupluy, Yungay Province, Ancash Department, Peru” dated March 14, 2025 with an effective date of January 15, 2025, prepared for the Company by Martin Mount, MSc MCSM FGS Cgeol FIMMM CEng;

(mmm)	“Trading Day” means any day on which the Exchange is open for trading;

(nnn)	“TSX” means the Toronto Stock Exchange; and

(ooo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

24.	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

[Remainder of page left intentionally blank. Signature page follows.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

HIGHLANDER SILVER CORP.

By:	(signed) Daniel Earle
	Name:	Daniel Earle
	Title:	President and Chief Executive Officer

[Signature Page to Equity Distribution Agreement]

ACCEPTED as of the date first-above written.

BMO NESBITT BURNS INC.

By:	(signed) Carter Hohmann
	Name:	Carter Hohmann
	Title:	Managing Director

CANACCORD GENUITY CORP.

By:	(signed) Matt Reimer
	Name:	Matt Reimer
	Title:	Director

HAYWOOD SECURITIES INC.

By:	(signed) Kevin Campbell
	Name:	Kevin Campbell
	Title:	Managing Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	(signed) Elian Terner
	Name:	Elian Terner
	Title:	Managing Director and Head, Global Mining & Metals Investment Banking

[Signature Page to Equity Distribution Agreement]

RBC DOMINION SECURITIES INC.

By:	(signed) Phil Wilkinson
	Name:	Phil Wilkinson
	Title:	Managing Director, Global Mining & Metals Investment Banking

STIFEL NICOLAUS CANADA INC.

By:	(signed) Reid Obradovich
	Name:	Reid Obradovich
	Title:	Managing Director

TD SECURITIES INC.

By:	(signed) Dorian Cochran
	Name:	Dorian Cochran
	Title:	Managing Director

VENTUM FINANCIAL CORP.

By:	(signed) Tim Graham
	Name:	Tim Graham
	Title:	Managing Director and Head of Capital Markets, Western Canada

[Signature Page to Equity Distribution Agreement]

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	Highlander Silver Corp. (the “Company”)

To:	[●] (the “Agent”), ([email address]) Attention:
	●	[●]
	●	[●]
	●	[●]

Date:	[●], 20[●]
Subject:	Placement Notice No. [●]

Reference is made herein to the Equity Distribution Agreement dated April 10, 2025 (the “Equity Distribution Agreement”) between the Company, BMO Nesbitt Burns Inc., Canaccord Genuity Corp., Haywood Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Stifel Nicolaus Canada Inc., TD Securities Inc. and Ventum Financial Corp. Unless otherwise defined herein, all capitalized terms referred to in this Placement Notice shall have the meanings attributed to them in the Equity Distribution Agreement.

Trading Instructions

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement, the undersigned hereby requests, as a duly appointed Authorized Representative of the Company, that the Agent sell Placement Shares, as agent of the Company, in accordance with the following trading instructions (if any of the following trading instructions are not applicable, specify “N/A”):

Quantity

Maximum number of Placement Shares to be sold	[●]

Total number of Shares outstanding on the date of this Placement Notice	[●]

Maximum number of Placement Shares that may be sold on any one Trading Day	[N/A]

Price

Minimum Market Price per Placement Share to be sold	A price determined on a moment-to-moment basis in accordance with instructions from the Company

1-1

Placement Fee (%)	[●]% of the gross proceeds of each Placement to [●]

Maximum Aggregate Gross Proceeds to be Realized so as to Not Exceed the Remaining Capacity under the Base Prospectus	$[●]

Permitted Trading Days

First permitted Trading Day of trading	[●]

Last permitted Trading Day of trading	[●]

Specific dates on which Placement Shares may not be sold:	[N/A]

Other trading instructions:	[N/A]

Other Terms Applicable to this Placement Notice

Upon receiving this Placement Notice, an Authorized Representative of the Agent will acknowledge receipt hereof by signing this Placement Notice and returning a copy hereof to the Company by electronic mail addressed and sent to the Authorized Representatives of the Company.

This Placement Notice is effective upon receipt by the Agent until such time as provided in Section 2(a) of the Equity Distribution Agreement. This Placement Notice shall not contain any parameters that conflict with the provisions of the Equity Distribution Agreement or that subject or purport to impose upon or subject the Agent to any obligations in addition to the Agent’s obligations contained in the Equity Distribution Agreement. In the event of a conflict between the terms of the Equity Distribution Agreement and the terms of this Placement Notice with respect to an issuance and sale of Placement Shares, the terms of the Equity Distribution Agreement shall prevail.

[Remainder of page intentionally blank]

1-2

HIGHLANDER SILVER CORP.

By:
Name:
Title:

E-mail Address:
Telephone Number (Direct):

Acknowledged and accepted this _____ day of _________________________, 202___.

[AGENT]

By:
Name:
Title:

E-mail Address:
Telephone Number (Direct): Telephone Number (Cell):

1-3

SCHEDULE 2

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Daniel Earle, President and Chief Executive Officer	Redacted – Personal Information]	Redacted – Personal Information]
Sunny Lowe, Chief Financial Officer	Redacted – Personal Information]	Redacted – Personal Information]
Arun Lamba, Vice President, Corporate Development	Redacted – Personal Information]	Redacted – Personal Information]
Purni Parikh, Senior Vice President, Corporate Affairs	Redacted – Personal Information]	Redacted – Personal Information]
Tom Ladner, General Counsel	Redacted – Personal Information]	Redacted – Personal Information]

The Authorized Representatives of BMO Nesbitt Burns Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Carter Hohmann, Managing Director	Redacted – Personal Information]	Redacted – Personal Information]
Jesse Pearlstein, Director	Redacted – Personal Information]	Redacted – Personal Information]

The Authorized Representatives of Canaccord Genuity Corp. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Len Sauer, Managing Director - Equity Capital Markets	Redacted – Personal Information]	Redacted – Personal Information]
Ron Sedran, Managing Director - Equity Capital Markets	Redacted – Personal Information]	Redacted – Personal Information]
Michael Klizs, Managing Director - Agency & Liability Trading	Redacted – Personal Information]	Redacted – Personal Information]
Matt Reimer, Director - Investment Banking	Redacted – Personal Information]	Redacted – Personal Information]

I1-1

The Authorized Representatives of Haywood Securities Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Kevin Campbell, Managing Director, Investment Banking	Redacted – Personal Information]	Redacted – Personal Information]
Sarah Hindle, Director, Investment Banking	Redacted – Personal Information]	Redacted – Personal Information]
Brad Nguyen, Director, Investment Banking	Redacted – Personal Information]	Redacted – Personal Information]

The Authorized Representatives of National Bank Financial Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Elian Terner, Managing Director & Head	Redacted – Personal Information]	Redacted – Personal Information]
Greg Doyle, Director	Redacted – Personal Information]	Redacted – Personal Information]
Gavin Brancato, Managing Director	Redacted – Personal Information]	Redacted – Personal Information]
Thomas Zhang, Vice President	Redacted – Personal Information]	Redacted – Personal Information]
Andrew Gilbert, Managing Director	Redacted – Personal Information]	Redacted – Personal Information]
Adrienne Macdonald, Vice President	Redacted – Personal Information]	Redacted – Personal Information]

I1-2

The Authorized Representatives of RBC Dominion Securities Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Tyler Parrent, Director	Redacted – Personal Information]	Redacted – Personal Information]
Jamie Green, Vice President	Redacted – Personal Information]	Redacted – Personal Information]
Bethany Rees, Associate	Redacted – Personal Information]	Redacted – Personal Information]
Duncan Reynolds, Director	Redacted – Personal Information]	Redacted – Personal Information]

The Authorized Representatives of Stifel Nicolaus Canada Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Reid Obradovich, Managing Director	Redacted – Personal Information]	Redacted – Personal Information]
Rosemary Teixeira, Managing Director and Head ECM	Redacted – Personal Information]	Redacted – Personal Information]
Carli Kavanagh, Vice President	Redacted – Personal Information]	Redacted – Personal Information]
Alejandro Hoyos, Vice President	Redacted – Personal Information]	Redacted – Personal Information]

The Authorized Representatives of TD Securities Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Dorian Cochran, Managing Director	Redacted – Personal Information]	Redacted – Personal Information]
Tim Johnston, Managing Director	Redacted – Personal Information]	Redacted – Personal Information]

The Authorized Representatives of Ventum Financial Corp. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Tim Graham, Managing Director and Head of Capital Markets, Western Canada	Redacted – Personal Information]	Redacted – Personal Information]
Simon Akit, Head of Institutional Sales and Trading	Redacted – Personal Information]	Redacted – Personal Information]
Jennifer Leung, Managing Director, Head of Equity Capital Markets	Redacted – Personal Information]	Redacted – Personal Information]
Scott Brophy, Director, Institutional Sales & Trading	Redacted – Personal Information]	Redacted – Personal Information]
Malcolm MacIsaac, Director, Institutional Sales & Trading	Redacted – Personal Information]	Redacted – Personal Information]

I1-3

EXHIBIT A-1

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Highlander Silver Corp. (the “Company”) do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(m) of the Equity Distribution Agreement dated April 10, 2025 (the “Distribution Agreement”) among the Company, BMO Nesbitt Burns Inc., Canaccord Genuity Corp., Haywood Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Stifel Nicolaus Canada Inc., TD Securities Inc. and Ventum Financial Corp., and without personal liability, that, to my knowledge:

(a)	except as set forth in the Prospectus, the representations and warranties of the Company in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(b)	the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Dated:

HIGHLANDER SILVER CORP.

By:
Name:
Title:

EXHIBIT B-1

MATTERS TO BE COVERED BY INITIAL OPINION OF COMPANY COUNSEL

The following are the matters to be addressed in the opinion of the Company Counsel to be delivered pursuant to Section 8(n) of the Agreement:

1.	The Company is a valid and existing company under the laws of the Province of British Columbia and is, with respect to the filing of annual reports, in good standing as of this date.

2.	The Company has all necessary corporate power and capacity to own, lease or license, as the case may be, its properties and assets and carry on its business, in each case as described in the Prospectus.

3.	The Company has all necessary corporate power and capacity to execute and deliver and to perform its obligations under the Agreement and to issue the Placement Shares.

4.	The Company’s authorized share capital consists of an unlimited number of Shares, without par value, and the issued and outstanding share capital.

5.	The Company has the necessary power and authority to execute and deliver the Prospectus and all necessary corporate action has been taken on behalf of the Company to authorize the execution and delivery by it of the Prospectus and the filing of such documents, as applicable, in each of the Qualifying Jurisdictions under the Canadian Securities Laws.

6.	The Company has the necessary corporate power and authority to execute and deliver the Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Agreement has been duly authorized, executed and delivered by or on behalf of the Company and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

7.	All necessary corporate action has been taken by and on behalf of the Company to authorize the issuance, sale and delivery by the Company as at the date hereof of the Placement Shares.

8.	The attributes of the Placement Shares are consistent in all material respects with the descriptions thereof in the Prospectus.

9.	The Placement Shares to be delivered under the Agreement have been duly authorized and validly allotted and issued and upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Shares.

10.	The execution and delivery by the Company of the Agreement, the fulfilment of the terms thereof by the Company, and the sale and delivery by the Company as at the date hereof of the Placement Shares, do not and will not result in a breach (whether after notice or lapse of time or both), default or violation of any of the terms, conditions or provisions of the constating documents of the Company or any resolution of the directors (or any committee thereof) or shareholders of the Company, the Business Corporations Act (British Columbia) or applicable Canadian Securities Laws.

11.	The Placement Shares will, when issued, be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts and deferred profit sharing plans.

12.	Endeavor Trust Company at its principal office in Vancouver, British Columbia has been duly appointed as the transfer agent and registrar for the Shares.

13.	All necessary documents have been filed by the Company and all requisite proceedings have been taken by the Company, all necessary approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Canadian Securities Laws have been obtained by the Company to qualify the distribution of the Placement Shares in each of the Qualifying Jurisdictions through investment dealers or brokers registered in such categories under applicable securities legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such legislation.

14.	All necessary filings have been made by the Company with the Exchange for approval for listing by the Exchange of the Placement Shares, subject only to the satisfaction by the Company of such customary and standard post-closing conditions imposed by the Exchange in similar circumstances.

15.	The summaries under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement are true and correct, in all material respects, subject to the qualifications, assumptions, limitations and understandings set out in such summaries.